Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Scott Hand Letter to Inco Employees

Scott M. Hand Chairman and Chief Executive Officer

(416) 361-7667 Telephone
(416) 361-7734 Facsimile
Email: shand@inco.com

October 11, 2005
To our Inco employees,
          I am very pleased to tell you today that Inco and Falconbridge have reached an agreement for Inco to acquire all outstanding shares of Falconbridge, subject to the necessary regulatory approvals. The acquisition, which has been unanimously approved by the Boards of Directors for both companies, will create a new and stronger Inco.
          I believe this announcement is very good news for both companies — for our shareholders, our customers, our operating communities and, most importantly, our employees.
          Inco is a world leader in the nickel industry — a prestigious position owed largely to the talents and efforts of our employees around the world — and today’s acquisition makes us that much stronger.
          This deal will not close until the first quarter of 2006. It is conditional on 66 2/3 of the common shares of Falconbridge being tendered by its shareholders. It is also subject to the necessary regulatory clearances from authorities in Canada, the US, and the European Union. However, this is a friendly takeover — we have the support of Falconbridge management and their board and we are optimistic that our offer will be successful.
          As employees, you no doubt have a number of questions — many of which we hope to answer for you in the days and months ahead. I can tell you today, however, that we will rely on your talents, your expertise and your commitment more than ever as we embark on making the new Inco the most successful company it can be.
     I can also share with you some key strengths we gain by combining our two great companies:
A powerful position in the best metals: The new Inco will become the largest mining company in North America, the world’s largest nickel producer and a world leader in copper production — two metals with outstanding market prospects for the short and long-term. We will now have operations on four continents and an unparalleled marketing reach.

Outstanding growth prospects: The new Inco will have one of the best portfolios of properties in nickel and copper in the mining industry, with an enviable range of options for future growth in both metals.
Outstanding synergies: The new Inco has a unique opportunity to realize annual synergies running at some (U.S.) $350 million, notably through a one-time restructuring charge and operational efficiencies available by combining our Sudbury operations and the two companies’ administrative functions. These gains are available only to Inco and Falconbridge — and we have the ability to achieve them in a way that helps preserve jobs and facilitates long-term growth in the Sudbury basin.
Size and financial strength: The new Inco will be a bigger, stronger company, generating outstanding cash flow, and with the size and financial strength it brings, we can pursue numerous growth opportunities down the road.
     I want to assure you that the new Inco will remain committed to the common values of the two companies — safety, respect for the environment, respect and support of the communities where we operate and respect for our people.
     Today marks a very important milestone in the history of our company and we are excited by the opportunities going forward. I appreciate that there will be a number of questions left unanswered by this brief note. In a transaction of this magnitude, answers to specific questions may not be clear for some time and I ask for your patience and your support going forward.
     You have my commitment that we will continue to keep you informed as events unfold. In the meantime, I invite you to share your observations, your comments or your questions by writing us at employeequestions@inco.com. In North America, employees may also wish to call us at 1-866-203-5138 and leave a message that way. However you contact us, we will make every effort to respond to you as swiftly as possible.
     In closing, I want to welcome the 14,500 employees of Falconbridge to the new Inco, and I invite you to do the same. Together, the more than 25,000 of us have a very great future.

Yours truly,

Forward-Looking Statements
This letter to employees contains forward-looking information about Inco Limited (“Inco”) and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this letter to employees represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including but not limited to Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This letter to employees may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.